High Yield Portfolio of
                    Merrill Lynch Municipal Bond Fund, Inc.
                            800 Scudders Mill Road
                         Plainsboro, New Jersey 08536




                                 July 11, 2006



VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Division of Investment Management

            Re:   High Yield Portfolio of
                  Merrill Lynch Municipal Bond Fund, Inc.
                  Request for Withdrawal of Post-Effective Amendment on Form N-1A (File No. 2-57354) filed as 485BPOS SEC Accession No. 0000891092-06-001878
                  --------------------------------------------------

Ladies and Gentlemen:

      We hereby request withdrawal of the post-effective amendment to the registration statement on Form N-1A of Merrill Lynch Municipal Bond Fund, Inc. (High Yield Portfolio) filed as a 485BPOS filing (the "Post-Effective Amendment") pursuant to Rule 477 under the Securities Act of 1933, as amended. The Post-Effective Amendment was originally filed on July 11, 2006 and has never been declared effective. The Post-Effective Amendment was incorrectly filed with the Securities and Exchange Commission as a 485BPOS filing. A substitute identical post-effective amendment on Form N-1A was filed subsequently on July 11, 2006 as a 485APOS filing.

      Any questions or comments regarding this filing should be directed to Frank P. Bruno at (212) 839-5540 or Archana Manoharan at (212) 839-5619, both at the law firm of Sidley Austin LLP.

                                                   Sincerely,


                                                   /s/  Alice A. Pellegrino


                                                   Alice A. Pellegrino
                                                   Secretary


cc:      Frank P. Bruno
         Archana Manoharan